UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

Suite 202, 595 Howe Street
Vancouver, British Columbia,

V6C 2T5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         ☐                Form 40-F          ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

Exhibit 99.1 (Notice of Annual and Special Meeting and Management Information Circular dated as of May 12, 2022) to this Report on Form 6-K is incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-252957), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD..

Date: May 20, 2022	/s/ Etienne Morin
	Name:	Etienne Morin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Annual General and Special Meeting and Management Information Circular dated as of May 12, 2022
99.2	Form of Proxy
99.3	Form of Voting Instruction Form
99.4	Form of Financial Statement Request Form
99.5	Standalone Notice of Meeting
99.6	Amended and Restated By-Law No. 1